EXHIBIT 17.1

RESIGNATION

Board of Directors

Kriptech International Corp.

31361 Trigo Trail

Coto’De Caza, CA 92679

Dear Sirs:

Effective immediately, I hereby resign as Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary and Director of Kriptech International Corp., a Nevada Corporation (the “Corporation”).

My Resignation is not due to any disagreement with the Corporation on any matter relating to the Corporation’s operations, policies, practices, or otherwise.

I confirm that I have no claim against the Corporation whether in respect of remuneration, severance payments, pensions, expenses or compensation for loss of office or in any other respect whatsoever.

/s/ Meshal Al Mutawa

Meshal Al Mutawa